Xinyuan Real Estate Co., Ltd. TO HOLD ANNUAL GENERAL MEETING OF SHAREHOLDERS ON November 30, 2012

BEIJING, October 25, 2012-- Xinyuan Real Estate Co., Ltd. (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II & III cities in China, today announced that that it will hold its 2012 annual general meeting of shareholders at the Company's offices at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, People's Republic of China on November 30th, 2012 at 3:00 p.m. local time. The shareholder record date is November 2nd, 2012.

Xinyuan has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31st, 2011, as amended, with the U.S. Securities and Exchange Commission (the "SEC"). Xinyuan's Form 20-F can be accessed on the Investor Relations section of the Company's website at http://ir.xyre.com as well as on the SEC's website at http://www.sec.gov. The notice of the annual general meeting of shareholders and the proxy statement related to the meeting are available through the Company's website at http://agm.xyre.com.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan’s U.S. development arm, XIN Development Group International, Inc. (“XIN”) is a pioneer amongst Chinese real estate residential developers, entering the US market with three projects in 2012. Xinyuan is listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F/A for the year ended December 31, 2011. All information provided in this press release is as of October 25, 2012. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Financial Controller

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583 7511

Email: William.zima@icrinc.com

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